

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 4631

December 12, 2016

Via E-mail
Noah Davis
President and Chief Operating Officer
Panther Biotechnology, Inc.
1517 San Jacinto Street
Houston, Texas 77002

> **Re: Panther Biotechnology, Inc.**
> **Form 8-K**
> **Filed November 15, 2016**
> **File No. 000-55074**

Dear Mr. Davis:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

General

1. We note Brown's fiscal year end is October 31. Please disclose in Item 5.03 any intended change in fiscal year from the May 31 year end used by Panther prior to the acquisition.

2. We note your Form 8-K filed on November 23, 2016, wherein you state you are revising Section 5.6 of the present Form 8-K to disclose that you were not a shell company prior to entering the share exchange agreement. We continue to believe, however, that you were a shell company, as defined in Rule 12b-2 under the Securities Exchange Act of 1934, as amended. We note that the evidence you cite as support that you were not a shell company relates to your self-selected identification as a non-shell company prior to consummation of the merger, to filing a request for a meeting with the Food and Drug Administration and to your obligations under an earn-out agreement relating to benchmarks that you have not achieved. However, because, prior to the present business combination, you had no

Noah Davis
Panther Biotechnology, Inc.
December 12, 2016
Page 2

discernable operations, nominal assets, no revenue from operations, insufficient capital to fund your business for the next 12 months, and your new proposed line of business contemplates operating in an entirely new industry, we believe that you were a shell company prior to the share exchange. Accordingly, please revise your Form 8-K filed on November 23, 2016 to disclose that you were a shell company. Refer to Securities Act Rule 405 and SEC Release 33-8869 (Dec. 6, 2007).

Item 3.02 Unregistered Sales of Equity Securities., page 3

3. Here and in "Recent Sales of Unregistered Securities" beginning on page 28, please provide the date(s) when you sold 500,000 shares of common stock to two investors.

4. Here and in "Recent Sales of Unregistered Securities" beginning on page 28 you state that you "agreed" to issue shares of restricted stock to various parties on November 7, 2016. Please clarify whether you have issued the shares of restricted stock or whether you intend to do so in the future.

Form 10 Disclosure

Item 1. Business, page 5

5. You identify in "Plan of Operations" on page 20 that one of your two divisions will develop Transferrin Doxorubicin and that you are seeking a financial partner to do so. Article 4.6 of the Share Exchange Agreement filed as exhibit 2.1 contemplates an earn-out provision upon the achievement of milestones involving development of pharmaceutical products. Risk Factors in your Form 10-K for FYE 2016 filed on September 13, 2016, which you incorporate by reference, includes risks specific to the biotechnology industry. Please enhance your Business section to expand upon the biotechnology aspect of your intended operations, including a link to Panther Biotechnology Inc.'s website.

6. Please disclose that auditors issued a going concern opinion for both Panther Biotechnology Inc. and Brown Technical Media Corp. immediately prior to consummation of the merger.

7. In "Our intellectual property and proprietary rights…." on page 8, you disclose that you rely on copyright, trademark and other intellectual property laws to protect your proprietary rights. Please enhance your discussion here to disclose patents, trademarks and other intellectual property on which your business relies. See Item 101(h)(4)(vii) of Regulation S-K.

8. Please clarify the extent to which Brown Technical Media Corporation provides original print and electronic training materials and the extent to which, from whom and by what arrangements you source and redistribute training materials from alternate content providers. We note your disclosure of content agreements on page 6 and risk factor "We may not be willing or able to maintain the availability of information…." on page 9.

9. Please clarify the extent to which you are pursuing the business operations of a biotech company and those of a provider of technical codes and standards, and training materials.

Our financial results are subject to quarterly fluctuations, which may result in volatility or declines in our stock price., page 12

10. Please remove the reference to your "Sandy Training & Marketing segment."

We have limited operating history…, page 15

11. Given Brown's operating history, it is unclear why you state that you have a limited operating history with your current business plan. Please advise.

Cash Flows, page 19

12. We note the investment in an urgent care center. Please clarify the nature of this investment and the impact this investment has on your revenues.

Legal Proceedings, page 27

13. We note that you are a party to one legal proceeding. As applicable, please disclose the information required by Item 103 of Regulation S-K.

Exhibits

14. Please file as exhibits all contracts representing your financing agreement as disclosed in "There are risks associated with our indebtedness." on page 11 and all other instruments required by Item 601(b)(4) of Regulation S-K.

15. Please file as exhibits all contracts representing the securities purchase agreements, convertible promissory notes and any other outstanding notes as identified in "Recent Sales of Unregistered Securities" beginning on page 28 or a form of securities purchase agreement and a form of convertible promissory note. See Item 601(b)(10) of Regulation S-K. We note that you filed as exhibit 10.2 a form of convertible promissory note for Brown Technical Media Corporation.

16. Please file as exhibits contracts representing all licensing and master servicing agreements between your company and third-parties upon which your business is substantially dependent, such as your asset purchase agreement with Faulk Pharmaceuticals filed as exhibits 10.3 to your annual report on Form 10-K filed September 13, 2016 and your content agreements identified on page 6. See Item 601(b)(10) of Regulation S-K.

17. Please file as an exhibit any contract representing your agreement to assume the Brown employment agreements. <u>See</u> Item 601(b)(10) of Regulation S-K. If any agreements were made pursuant to oral contracts, please file a written description of the arrangement as an exhibit. For further guidance, please refer to Question 146.04 of our Regulation S-K Compliance Disclosure and Interpretations.

<u>Exhibit 99.3 – Unaudited Pro Forma Combined Financial Information</u>

18. Please revise to provide a pro forma income statement for the latest fiscal year and interim period. Refer to Item 8-05 of Regulation S-X.

19. We note that you include in the pro forma balance sheet a $1.5 million adjustment related to the estimated fair market value of the assets owned by Panther prior to the reverse merger. We remind you that Rule 11-02(b)(6) of Regulation S-X states that pro forma adjustments have to be factually supportable. Please provide us with a detailed explanation as to how your estimate of fair value was determined and how you concluded this adjustment is factually supportable.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

You may contact SiSi Cheng, Staff Accountant, at (202) 551-5004 or John Cash, Accounting Branch Chief, at (202) 551-3768 if you have questions regarding comments on the financial statements and related matters. Please contact Chris Ronne, Staff Attorney at (202) 551-6156 or me at (202) 551-3729 with any other questions.

Sincerely,

/s/ Craig E. Slivka, for

Pamela A. Long
Assistant Director
Office of Manufacturing and Construction

cc: David M. Loev, Esq.